U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

FORM 4

Filed pursuant to Section 16(a) of the Securities Exchange
Act of 1934, Section 17(a) of the Public Utility Holding
Company Act of 1935 or Section 30(f) of the Investment
Company Act of 1940.

____ Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1. Name and Address of Reporting Person         Miller, Jr. Edgar William
                                                200 North Elm Street
                                                Greensboro, NC  27401

2. Issuer Name and Ticker or Trading Symbol     Network Systems International,
                                                Inc. (NESI)

3. IRS Number of Reporting Person, if an
   Entity (Voluntary)

4. Statement for Month, Year                    July, 1999

5. If Amendment, Date of Original               N/A

6. Relationship of Reporting Person to Issuer   Director, 10% Owner
   (Check all applicable)

7. Individual or Joint/Group Filing             _x_ Form filed by one Reporting
                                                    Person
   (Check Applicable Line)
                                                ___ Form filed by more than one
                                                    Reporting Person

Table I - Non Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security                            Common Stock

2. Transaction Date                             July, 1999
   (Month/Day/Year)

3. Transaction Code                             Code: D
   (Instr. 8)

4. Securities Acquired (A) or Disposed of (D)   Amount: 6,000 shares
   (A) or (D)                                   D
                                                Price:  $4.50 to 4.53

5. Amount of Securities Beneficially
   Owned at End of Month                        1,522,033

6. Ownership form:                              (D)1,520,471
   Direct (D) or Indirect (I)                   (I)1,562


Nature of Indirect Beneficial Ownership         1,562 shares held
                                                indirectly by Mr.
                                                Miller's wife

Table II - Derivative Securities Acquired, Disposed of, or
Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security                 N/A

2. Conversion or Exercise Price of Derivative
   Security

3. Transaction Date (Month/Day/Year)

4. Transaction Code                              Code:
                                                 V:
5. Number of Derivative Securities Acquired(A)
   Or Disposed of (D)

6. Date Exercisable and Expiration Date          Date Exercisable:
     (Month/Day/Year)                            Expiration Date:

7. Title and Amount of Underlying Securities     Title:
                                                 Amount of Number of Shares:

8. Price of Derivative Security

9. Number of Derivative Securities Beneficially
   Owned at End of Month

10. Ownership form of Derivative Security:  Direct (D)
    Or Indirect (I)

11. Nature of Indirect Beneficial Ownership


Signature of Reporting Person

/s/ Edgar William Miller, Jr.

Edgar William Miller, Jr.

Date:  8/10/99